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MAR 2 9 2005
1086

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24 March 2005

File No. 082-34770

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America




05006912

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara One Year old and 100 Years Young* dated March 18, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

PROCESSED
APR 0 1 2005
THOMSON FINANCIAL

Tom Murphy
LATHAM & WATKINS

Enclosures

3/31



Yara One Year old and 100 Years Young

Oslo (2005-03-18): Yara celebrates its first year as an independent, listed company by looking back at twelve months of major achievements. In a year when the company is also marking its centennial, Yara is partnering with key institutions to support the development of a Green Revolution to combat hunger on the African continent.

2005 is the year when Yara turns both one and 100. A century ago, the business venture that is now called Yara, was founded with the invention of nitrate fertilizer. On March 25, the same business will celebrate its first year as an independent listed company, looking back on twelve months of major achievements:

ɔgnized as one of the most successful European IPOs in 2004

vered four consecutive quarters with record results, boosting earnings and cash flow

ıt on-stream with joint venture Qafco-4 in Qatar to make Qafco the world's largest producer rea

growth initiatives with Rossosh joint venture (Russia), letter of intent for Qafco-5 (Qatar) increased participation in SQM (Chile)

"We feel that we have reason to celebrate and be proud of our first year as Yara," said Yara President and CEO Thorleif Enger. "We have completed an IPO that is widely recognized as one of the year's most successful floatations. We maintained our focus and delivered strong results throughout 2004. What is really at the core of our business is that we produce a better yield. Whether this is by helping our customers produce more and healthier food, finding better solutions for our industrial customers, or by creating value for our shareholders."

A green revolution in Africa

Yara is now launching, as part of its Centennial celebration, a new commitment to combat hunger on the African continent. Yara is the first private sector company to support the recommendations of the UN Millennium Project task force, responding to Kofi Annan's call for a green revolution in Africa. Yara has committed itself to give financial support to three specific programs, combining business initiatives and financial support:

establishment of a Yara Green Revolution in Africa Foundation

Millennium Villages prototype village in Bar-Sauri, Kenya with particular focus on improved ›ol nourishment for school children through the Yara Bar-Sauri School project

establishment of a secure supply of fertilizer for subsistence farmers through a new small farmer project in East Africa

"Yara is the only global fertilizer industry player with a strong African presence, which we have maintained since 1985. As such we are well aware that Africa is the only continent that has yet to harvest the benefits of modern agriculture. This is why we are supporting the Millennium Villages concept launched by Jeffrey Sachs and Columbia University. We are proud to work closely with the project supporting this critically important work going on to give Africa a new chance in the fight against hunger," said Thorleif Enger.

Yara in brief

Yara has a proud tradition of innovative technologies, international leadership and strong partnerships. In 1905, Norwegian industrial pioneers Kristian Birkeland and Sam Eyde succeeded in harnessing electricity from water to fix nitrogen from the air, creating the foundation for the first industrial production of mineral fertilizers. This discovery led to the foundation of Norsk Hydro on December 2, 1905, a company established to use hydroelectric power for large-scale industrial production of nitrate fertilizer. Through

strategic acquisitions and a strong marketing network, Norsk Hydro soon grew to become an international company with export to many parts of the world and sales offices in a number of countries. During the last three decades of the 20th century, joint ventures in Qatar, Trinidad, Florida and Thailand were established, while the company strengthened its position in Europe through strategic acquisitions. In 2000 enterprises in Brazil and South Africa were acquired. In 2004, Yara became an independent company and listed on the Oslo Stock Exchange.

Contact

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2
